Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 1 to Registration Statement on Form S-1 of our report dated May 13, 2008 relating to the consolidated financial statements of T3 Motion, Inc. and subsidiaries as of December 31, 2007 and 2006 and for the year ended December 31, 2007 and for the period from March 16, 2006 (date of inception) through December 31, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the substantial doubt about the Company’s ability to continue as a going concern) appearing in the Prospectus, which is part of this Registration Statement.
We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ KMJ | Corbin & Company LLP
KMJ | Corbin & Company LLP

Irvine, California
July 11, 2008